Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

Absolute Software Corporation (“Absolute” or the “Company”)

1055 Dunsmuir Street, Suite 1400

Vancouver, BC

V7X 1K8

Item 2	Date of Material Change:

May 10, 2023

Item 3	News Release:

Absolute issued a news release on May 11, 2023 that was disseminated via Business Wire and filed on SEDAR and EDGAR.

Item 4	Summary of Material Change:

On May 11, 2023, Absolute announced that it has signed a definitive arrangement agreement (the “Arrangement Agreement”) with funds affiliated with Crosspoint Capital Partners, L.P. (“Crosspoint”). Under the terms of the Arrangement Agreement, Crosspoint has agreed to acquire 100% of the issued and outstanding common shares (the “Common Shares”) of Absolute (the “Acquisition”).

Item 5	Full Description of Material Change:

On May 11, 2023 Absolute announced it had entered into an Arrangement Agreement with funds affiliated with Crosspoint, whereby Crosspoint has agreed to acquire all of the issued and outstanding Common Shares pursuant to a statutory plan of arrangement.

Under the terms of the Arrangement Agreement, Absolute shareholders will receive US$11.50 per Common Share in cash on completion of the Acquisition, corresponding to an enterprise value of approximately US$870 million, inclusive of the debt. The cash consideration represents a premium of 34% and 38% to the closing price and 30-day volume-weighted average price, respectively, of the Common Shares on the Nasdaq Capital Market on May 10, 2023.

Details of the Acquisition

The Acquisition, which was approved unanimously by the board of directors of Absolute (the “Board”), is to be carried out by way of a statutory court-approved plan of arrangement under the Business Corporations Act (British Columbia), and will require the approval of: (i) two-thirds of the votes cast by shareholders of the Company at a special meeting of the securityholders of the Company (the “Special Meeting”); (ii) two-thirds of the votes cast by shareholders and holders of incentive awards, voting together as single class, at the Special Meeting and (iii) a simple majority of the votes cast by shareholders of the Company at the Special Meeting, excluding votes from certain shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Special Meeting is expected to be held in late June.

The Company’s directors and senior executive officers, holding an aggregate of approximately 1.52% of the outstanding Common Shares, have each entered into support and voting agreements to vote their shares in favour of the Acquisition. In addition to securityholder approval, the completion of the Acquisition will be subject to court and regulatory approvals and clearances, as well as other customary closing conditions. Subject to the satisfaction of such conditions, the Acquisition is expected to be completed during the second half of 2023.

Upon completion of the Acquisition, the Common Shares will no longer be listed on any public market and the Company will cease to be a reporting issuer under Canadian and U.S. securities laws.

Absolute Board of Directors and Special Committee Recommendations

A special committee comprised entirely of independent directors of the Company (the “Special Committee”) and advised by its financial advisor and by counsel unanimously recommended entering into the Arrangement Agreement to the Board. The Board has evaluated the Arrangement Agreement with the Company’s management, legal and financial advisors and, following the receipt and review of the unanimous recommendation from the Special Committee, the Board has unanimously approved the Acquisition and determined that the Acquisition is in the best interest of the Company. The Board has resolved to recommend that the Company’s securityholders vote in favour of the Acquisition.

Amendments to the Benefit Street Partners (“BSP”) Credit Agreement

In anticipation of a potential transaction, Absolute amended the terms of its senior credit agreement with BSP. A further amendment was subsequently made to facilitate entry by Absolute into the Arrangement Agreement. Absolute will have to pay a fee to BSP in consideration for the amendments to the credit agreement upon consummation of the Acquisition.

Dividend

As previously declared, Absolute will be paying a dividend of CAD $0.08 per share on its Common Shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023. As a part of the definitive agreement, Absolute will suspend its dividend going forward.

Advisors and Counsel

Perella Weinberg Partners is serving as Absolute’s financial advisor in connection with the Acquisition, with Raymond James Ltd. also providing financial advice to the Special Committee. The Company’s legal advisors in connection with the Acquisition are Cooley LLP and Blake, Cassels & Graydon, LLP.

Ropes & Gray and Stikeman Elliot LLP acted as legal advisors and Barclays acted as financial advisor to Crosspoint.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

The name and business telephone number of an executive officer of Absolute who is knowledgeable about the material change and this material change report is:

Christy Wyatt

President and Chief Executive Officer

669-721-0086

Item 9	Date of Report:

May 16, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains certain forward-looking statements and forward-looking information, as defined under applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”). The words “will”, “agreed”, “anticipate”, “could”, “may”, “expect”, “potential”, “contemplate”, “believe”, and similar terms and, within this material change report, include, without limitation, any statements (express or implied) respecting: the holding of the Special Meeting; the proposed timing and completion of the Acquisition; approval of the Acquisition by Absolute securityholders at the Special Meeting; the satisfaction of the conditions precedent to the Acquisition; timing, receipt and anticipated effects of court and other approvals; the delisting from the TSX and NASDAQ and the closing of the Acquisition and other statements that are not statements of historical facts. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q2 F2023 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), as well as the following particular risks: risks that a condition to closing of the Acquisition may not be satisfied; risks that the requisite securityholder approval, court or other applicable approvals for the Acquisition may not be obtained or be obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed Acquisition on the ability of Absolute to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on Absolute’s operating results; the market price of common stock and business generally; potential legal proceedings relating to the proposed Acquisition and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with transitioning the business successfully and risks of not achieving all or any of the anticipated benefits of the Acquisition, or the risk that the anticipated benefits of the Acquisition may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that the Acquisition will not be consummated within the expected time period, or at all; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and worldwide economic and political disruptions as a result of current events.

Actual results or events could differ materially from those contemplated in forward-looking statements as a result of, without limitation, the following: the ability to secure the required securityholder or court approvals; the occurrence of a “Material Adverse Effect” (as defined in the Arrangement Agreement), the receipt of a superior proposal, or the failure by either party to satisfy any other closing condition in favour of the other provided for in the Arrangement Agreement, which condition is not waived; general business, economic, competitive, political and social uncertainties; and the future performance, financial and otherwise, of Absolute. All forward-looking statements included in this material change report are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this material change report are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.